Exhibit 99.1

MESOBLAST’S PHASE 3 TRIAL IN CHILDREN WITH ACUTE GRAFT VERSUS HOST DISEASE COMPLETES ENROLLMENT

New York, USA; and Melbourne, Australia; December 20, 2017: Mesoblast Limited (ASX:MSB; Nasdaq: MESO) today announced that the Phase 3 trial of its proprietary allogeneic mesenchymal stem cell (MSC) product candidate MSC-100-IV in children with steroid-refractory acute graft versus host disease (aGVHD) has completed enrollment. Top-line results are expected in Q1 2018.  In November 2016, the Phase 3 trial was successful in a pre-specified interim futility analysis of the primary endpoint.

There are currently no therapeutic products approved in the United States to treat this life-threatening complication of allogeneic bone marrow transplants. Based on discussions with the United States Food and Drug Administration (FDA), Mesoblast intends to use the results of this single, open label trial to support a Biologics License Application (BLA) filing for accelerated product approval. Mesoblast has received Fast Track designation for MSC-100-IV for treatment of steroid-refractory acute GVHD in children.

In 2016, Mesoblast’s licensee in Japan, JCR Pharmaceuticals Co. Ltd, launched TEMCELL® HS. Inj.1, an allogeneic MSC product, after receiving marketing approval from the Japanese Ministry of Health, Labour and Welfare for the treatment of aGVHD in children and adults.

About Graft Versus Host Disease

Mesoblast is developing MSC-100-IV for the treatment of aGVHD following an allogeneic bone marrow transplant (BMT). In patients who have received a BMT, donor cells may attack the recipient (the person receiving the transplant), causing aGVHD, resulting in activation of pro-inflammatory T-cells and tissue damage in the skin, gut and liver. This condition, when severe and unresponsive to initial steroid therapy, is often fatal. According to the Center for International Blood and Marrow Transplant Research, there are approximately 30,000 allogeneic BMTs globally per year for diseases including hematological cancers, with 25% of all cases in the pediatric population. Nearly 50% of all allogeneic BMT patients develop aGVHD. Liver or gastrointestinal involvement occur in up to 40% of all patients with aGVHD and are associated with the greatest risk of death, with mortality rates of up to 85%.

1TEMCELL® HS. Inj. is the registered trademark of JCR Pharmaceuticals Co. Ltd.

About Mesoblast

Mesoblast Limited ASX:MSB; (Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176